Extraordinary Shareholders' Meeting:

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1, 2 AND 3.

1. To amend Article 6 of the Company's bylaws, *inter alia*, to increase the capital of the Company in cash by €1,000,000 for the issuance of options to purchase ordinary shares of the Company to the Company's employees, directors and consultants pursuant to its 2007 Stock Option Plan, pertinent and consequent resolutions.
2. To amend Article 6 of the Company's bylaws, *inter alia*, to extend the term of the capital increase provided by point no. 8 of the resolution adopted by the extraordinary shareholders' meeting of the Company on September 30, 2004 (i.e., the capital increase equal to Euro 1,560,000 of par value reserved to stock option and incentive plans) from September 30, 2009 to September 30, 2019.
3. To amend Article 24 of the Company's bylaws, *inter alia*, to decrease the requisite notice period to convene a meeting of the Company's Board of Directors to state that such notice must be provided at least 3 (three) days before a meeting, and, in cases of urgency, at least 1 (one) day beforehand.
4. **In its discretion, the proxy is authorized to vote upon such other matters as may properly come before the meeting.**

Ordinary Shareholders' Meeting:

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1, 2, 3, 4, 5 AND 6.

1. To approve the 2006 Italian GAAP financial statements and related documents and, with respect to the operating losses, to carry them forward to the next financial year.
2. To set the number of members of the Board of Directors at nine (9) and elect the following individuals as members of the Board of Directors of the Company:
   a) Dr. Kenneth Anderson
   b) Gigliola Bertoglio
   c) Luca Breveglieri
   d) Marco Codella
   e) Dr. Laura Ferro
   f) David Kroin
   g) Dr. Lee M. Nadler
   h) Malcolm Sweeney
   i) Dr. Andrea Zambon
3. To approve the schedule of compensation for 2007 for the members of the Board of Directors.
4. To approve the engagement of Reconta Ernst & Young as the Company's independent auditor and compensation to such auditor.
5. To approve the Company's 2007 Stock Option Plan, adopted by the Board of Directors' meeting held on March 26, 2007.
6. To approve amendments to the Company's Amended and Restated 2004 Equity Incentive Plan and Amended and Restated Nonstatutory Stock Option Plan and Agreement, each adopted by the Board of Directors' meeting held on March 26, 2007, to extend the term of such plans and mandatory subscription date for ordinary shares available under such plans from September 30, 2009 to up to September 30, 2019.
7. **In its discretion, the proxy is authorized to vote upon such other matters as may properly come before the meeting.**

☐

▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

☒ Votes must be indicated (x) in Black or Blue ink.

Extraordinary Shareholders' Meeting:

	FOR	AGAINST
1.	☐	☐
2.	☐	☐
3.	☐	☐

Ordinary Shareholders' Meeting:

	FOR	AGAINST
1.	☐	☐

	FOR all nominees listed (except as marked to the contrary below)	WITHHOLD AUTHORITY to vote for all nominees listed
2.	☐	☐

INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name on the line below:

____

	FOR	AGAINST
3.	☐	☐
4.	☐	☐
5.	☐	☐
6.	☐	☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date ______ Share Owner sign here ______ Co-Owner sign here ______

Gentium S.p.A.

Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 PM on April 20, 2007)

The undersigned registered holder of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Ordinary Shares or other deposited securities represented by such American Depositary Shares registered in the name of the undersigned on the books of the Depositary as of the close of business on March 19, 2007 at the Ordinary Shareholders' Meeting and the Extraordinary Shareholders' Meeting of Gentium S.p.A. to be held on April 27, 2007, in respect of the resolutions specified on the reverse.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an X in the appropriate box below the resolution.**
2. **The Depositary shall not vote the amount of Ordinary Shares underlying an ADS except in accordance with instructions from the holder of such ADS.**

To change your address, please mark this box. ☐

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.